January 29, 2007

VIA EDGAR Securities and Exchange Commission 450 Fifth Street, NW Washington, DC 20549

Re:  UpSNAP Inc
Item 4.01 Form 8-K filed January 23, 2007

Dear Sirs and Madams:

We are transmitting herewith an amended Form 8-K that was originally filed on January 23, 2007.

The Company’s response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the letter of Patrick Gilmore, Staff Accountant, dated January 26, 2007 (the “Comment Letter”) is set forth below.

Response

1.    We note in your disclosure that there were no disagreements with your former accountant during the period of your former accountant’s engagement. The disclosure should state specifically whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Revise your 8-K to disclose whether there were any disagreements during the years ending September 30, 2006 and 2005 up- through the date of dismissal (January 18, 2007). In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-B.

Response: The Company’s 8-K originally filed on January 23, 2007 was revised to state specifically whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.

2.    To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response: The Company obtained and filed an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements make in the revised Form 8-K.

The company acknowledges that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kindly direct any comments you may have regarding the revised Form 8-K to the undersigned (direct dial: (704) 506-1133; fax: (336) 217-8841).

Thank you for your attention to this matter.

Sincerely,

/s/ Paul C. Schmidt
Paul C. Schmidt
Chief Financial Officer